November 20, 2019

F. Peter Cuneo
Chairman and Chief Executive Officer
CIIG Merger Corp.
40 West 57th Street, 29th Floor
New York, New York 10019

       Re: CIIG Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted October 24, 2019
           CIK No. 0001789760

Dear Mr. Cuneo:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 24, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you ..., page 60

2. Please expand your risk factor discussion of your right to redeem warrants for Class A
 F. Peter Cuneo
CIIG Merger Corp.
November 20, 2019
Page 2
         shares to address the circumstances in which you can exercise this right including, without limitation, the $10 threshold Class A stock price for exercise. Also indicate that this redemption feature provides a ceiling to the value of the warrants since it locks in the redemption price in the number of Class A shares to be received if the company chooses to redeem the warrants.
Conflicts of interest, page 114

3. We note your statement that "[f]ollowing the completion of this offering and until we consummate our initial business combination ... [o]ur sponsor and officers and directors may during that time also participate in the formation of, or become an officer or director of, another special purpose acquisition company." We also note your statement later in the section that "[o]ur officers have agreed not to become an officer or director of any other special purpose acquisition company ... until we have entered into a definitive agreement regarding our initial business combination ...." Please reconcile
         your disclosure throughout the prospectus or advise us as appropriate. You may contact Peter McPhun at (202) 551-3581 or Eric Mcphee at (202)
551-3693 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Pam Long at (202) 551-3765 with any other questions.



FirstName LastNameF. Peter Cuneo                               Sincerely,
Comapany NameCIIG Merger Corp.
                                                               Division of
Corporation Finance
November 20, 2019 Page 2                                       Office of Real
Estate & Construction
FirstName LastName